Exhibit 99.2

GRANITE REIT Computershare 8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com Security Class Holder Account Number Fold Form of Proxy – Annual General and Special Meetings to be held on June 9, 2022 (the “Meetings”) This Form of Proxy is solicited by and on behalf of Management of Granite Real Estate Investment Trust (“Granite REIT”) and Granite REIT Inc. (“Granite GP”) Notes to proxy 1. Every holder (each, a “Unitholder”) of stapled units (“Stapled Units”) of Granite REIT and Granite GP (each Stapled Unit consisting of one trust unit of Granite REIT (a “REIT Unit”) and one common share of Granite GP (a “GP Share”)) has the right to appoint some other person of their choice, who need not be a holder, to attend and act on their behalf at the Meetings or any adjournment or postponement thereof. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse). 2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy. 3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy. 4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder. 5. The securities represented by this proxy will be voted as directed by the Unitholder. However, if such a direction is not made in respect of any matter, this proxy will be voted by the designated Management Nominee(s): FOR the Election of Trustees of Granite REIT; FOR the Election of Directors of Granite GP; FOR the Re-appointment of the Auditor of Granite REIT; FOR the Re-appointment of the Auditor of Granite GP; FOR the Advisory Resolution on Executive Compensation; FOR the DOT Amendment Ordinary Resolution; FOR the DOT Amendment Special Resolution; FOR the Articles Amendment Resolution; and FOR the Directors DSU Plan Resolution; each as set out in the Circular. 6. The securities represented by this proxy will be voted in favour or withheld from voting each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted upon, the securities will be voted accordingly. 7. This proxy confers discretionary authority on the proxyholder to vote as the proxyholder sees fit in respect of amendments or variations to matters identified in the joint Notice of Meetings or other matters that may properly come before the Meetings or any adjournment or postponement thereof. 8. This proxy should be read in conjunction with the accompanying documentation provided by Management. Fold Proxies submitted must be received by 10:00 am, Eastern Time, on June 7, 2022. VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! To Vote Using the Telephone Call the number listed BELOW from a touch tone telephone. 1-866-732-VOTE (8683) Toll Free To Vote Using the Internet Go to the following web site: www.investorvote.com Smartphone? Scan the QR code to vote now. To Receive Documents Electronically You can enroll to receive future securityholder communications electronically by visiting www.investorcentre.com. If you vote by telephone or the Internet, DO NOT mail back this proxy. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy. To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER 01TLYB

Appointment of Proxyholder

The undersigned Unitholder hereby appoints Kevan Gorrie, or failing this person, Teresa Neto (the "Management Appointees")

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as proxyholder of the undersigned, with full power of substitution, in respect of all the REIT Units and GP Shares (forming Stapled Units) held by the undersigned, to attend at, and to act and vote on behalf of the undersigned in respect of all matters that may come before the joint Annual General and Special Meetings (the "Meetings") of the holders of Stapled Units (consisting of REIT Units and GP Shares) to be held at the Vantage Venues, 150 King Street West, Main Dining Room, Toronto, Ontario, Canada on June 9, 2022 at 10:00 am (Toronto time) and at any adjournment or postponement thereof. Capitalized terms used and not otherwise defined herein shall have the meaning attributed to such terms in the management information circular of Granite REIT and Granite GP dated April 13, 2022 (the "Circular").

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Trustees of Granite REIT

	For	Withhold		For	Withhold		For	Withhold		For	Withhold
01. Peter Aghar	☐	☐	02. Remco Daal	☐	☐	03. Kevan Gorrie	☐	☐	04. Fern Grodner	☐	☐
05. Kelly Marshall	☐	☐	06. Al Mawani	☐	☐	07. Gerald Miller	☐	☐	08. Sheila A. Murray	☐	☐
09. Emily Pang	☐	☐	10. Jennifer Warren	☐	☐						

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2. Election of Directors of Granite GP

	For	Withhold		For	Withhold		For	Withhold		For	Withhold
01. Peter Aghar	☐	☐	02. Remco Daal	☐	☐	03. Kevan Gorrie	☐	☐	04. Fern Grodner	☐	☐
05. Kelly Marshall	☐	☐	06. Al Mawani	☐	☐	07. Gerald Miller	☐	☐	08. Sheila A. Murray	☐	☐
09. Emily Pang	☐	☐	10. Jennifer Warren	☐	☐						

	For	Withhold
3. Re-appointment of the Auditor of Granite REIT Vote FOR or WITHHOLD from voting for the re-appointment of Deloitte LLP, as auditor of Granite REIT.	☐	☐
4. Re-appointment of the Auditor of Granite GP Vote FOR or WITHHOLD from voting for the re-appointment of Deloitte LLP, as auditor of Granite GP and authorize the directors of Granite GP to fix the auditor's remuneration.	☐	☐

	For	Against
5. Advisory Resolution on Executive Compensation Vote on the non-binding advisory resolution on Granite's approach to executive compensation as set out in the Circular.	☐	☐
6. DOT Amendment Ordinary Resolution Ordinary resolution approving certain amendments to the Amended and Restated Declaration of Trust of Granite REIT dated December 20, 2017, as reflected in the blackline attached at Appendix C to the Circular.	☐	☐
7. DOT Amendment Special Resolution Special resolution approving an amendment to the Amended and Restated Declaration of Trust of Granite REIT dated December 20, 2017, as reflected in the blackline attached at Appendix C to the Circular.	☐	☐
8. Articles Amendment Resolution Special resolution approving certain amendments to the Articles of Granite GP, as reflected in the extracts attached at Appendix D to the Circular.	☐	☐
9. Directors DSU Plan Resolution Ordinary resolution approving the Non-Employee Directors' Deferred Share Unit Plan of Granite GP (as amended), attached as Appendix E to the Circular.	☐	☐

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Authorized Signature(s) – This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

MM / DD / YY

Interim Financial Statements – Mark this box if you would like to receive interim financial statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Report – Mark this box if you would like to receive the Annual Report and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

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01TLZE